Exhibit 12
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	For the six months ended				For the three months ended
	June 30, 2008		June 30, 2007		June 30, 2008		June 30, 2007

Income before Taxes & Cumulative Effect of Change In Accounting Principle	$33,221		$24,889		$7,281		$5,505
Plus: Fixed Charges
Interest expense
Deposits	80,168		92,828		40,963		46,864
Other	56,651		84,893		21,428		43,181

Total	136,819		177,721		62,391		90,045
Rent Expense	2,195		1,773		1,098		892

Total Fixed Charges	139,014		179,494		63,489		90,937

Earnings	$172,235		$204,383		$70,770		$96,442

Ratio of Earnings to fixed charges
Including interest on deposits	1.24	x	1.14	x	1.11	x	1.06	x
Excluding interest on deposits	1.56	x	1.29	x	1.32	x	1.12	x

Fixed charges	139,014		179,494		63,489		90,937

Earnings to fixed charges and preferred stock dividend
Including interest on deposits	1.24	x	1.14	x	1.11	x	1.06	x
Excluding interest on deposits	1.56	x	1.29	x	1.32	x	1.12	x